Exhibit 99.1

Daniel Shwartzberg:

Welcome everybody. We are Valens, the company that is pushing the boundaries of connectivity.

But what are the boundaries of connectivity?

Connections are limited by a number of factors, and every solution on the market has trade-offs. You can have a solution that works with high bandwidth Or that runs over long distances.

Your solution might put a big emphasis on being error-free even in the most difficult conditions, or on driving the lowest possible latency from source to device, or, of course, you might be all about providing the lowest cost on the market So when we say that Valens pushes the boundaries of connectivity, these are the boundaries we’re talking about.

Any given solution on the market will incorporate a mix of these elements. You might have a solution that is low cost, but sacrifices distance and latency. Or a solution that is high speed, but only over very short distances. You might even have a solution that succeeds in a couple of these elements… but ultimately you will have to sacrifice elsewhere.

But Valens is the exception. We believe we provide the best of everything. And this is what we mean by pushing the boundaries of connectivity. Everywhere.

So how do we do it?

Our secret sauce is in the DSP-managed physical layer of our chip, also known as the PHY.

With over 100 patents in the fields of digital signal processing, analog front end, and physical coding sublayer, as well as the interactions between them.

We set the standard for digital connectivity, everywhere we operate.

Thank you for joining us today. My name is Daniel Shwartzberg, Director at Valens and I’ll be your moderator today. I’m so excited to have you all here for this event. We have a lot planned for you.

We’re going to kick off with a brief overview of our company by our CEO, Gideon Ben Zvi, after which our CFO Dror Heldenberg will take you on a deep dive of the ins and outs of our operation. We’ll also hear from the heads of our two business units – Gideon Kedem from automotive and Gabi Shriki from Audio Video.

We’ll have time to watch some testimonial videos from some of our partners around the world – from Daimler to Mobileye, Logitech to Crestron, and more.

You’ll have ample opportunity to jump in with questions. We have set aside two separate Q&A sessions – one just before we begin talking numbers - about halfway through the presentation - and the other towards the end of our 2-hour session. We do look forward to answering any question you might have

So without further ado, I’m proud to introduce you to our CEO Gideon Ben Zvi, who will take you through a high level overview of Valens, the company that is pushing the boundaries of connectivity.

Gideon Ben-Zvi:

Thank you, Daniel. Valens is a company that transforms industries. We did it in audio-video, and we’re doing it again in automotive. My name is Gideon Ben-Zvi, I’m the CEO of Valens. I'm delighted to be here with you today and to share with you the story of this innovative company our disruptive technology and the tremendous opportunities we have before us.

Valens is a fabless semiconductor company based in Israel and a worldwide industry leader in digital connectivity.

In the Audio-Video market, we invented HDBaseT technology, which quickly became the leading industry standard for long-reach digital connectivity. We are the leader in this market, enjoying a very profitable business with large growth opportunities across a variety of verticals.

In the Automotive market we have developed superior solutions for in-vehicle connectivity. Our technology answers a critical need for the complex car of tomorrow that will demand seamless connectivity for the increasing number of in-vehicle sensors, cameras and displays.

Within just a few years we made significant headway in this market. Our chipsets are already embedded in Daimler Mercedes-Benz vehicles, and our technology was selected as the baseline for a new automotive standard for high-speed connectivity that was released to the market in late 2020.

This once again has enabled Valens to lead the market by setting industry standards.

We have approximately 270 employees, most of whom are located at the company's headquarters in Israel. We are heavily focused on engineering R&D, with an extensive patent portfolio. To date, we have generated $500 million in cumulative revenue and have sold over 28 million chips. We have just raised our forecast for 2021 revenues to $69 million dollars and we expect a gross margin of 70%. Our opportunity ahead is substantial as we estimate a 2026 Serviceable Available Market of over $9 billion in the two markets we serve. We forecast 48% CAGR over the coming five years as our next generation products become widely adopted.

I want to give you a sense of our history and the long-term partnerships that we have developed over the years.We launched our first product in 2010 and in that same year co-founded the HDBaseT Alliance alongside industry giants LG, Samsung, and Sony Pictures. Today the Alliance boasts over 200 member companies.

By 2012, our technology became the leading industry standard for long reach Audio-Video applications.

In 2016, we identified the significant transformation occurring within the automotive market and recognized the value that Valens technology could bring to the industry.

After establishing our Automotive business unit, we quickly won our first design win with Daimler and today we can proudly say that our chipsets are on the road in Mercedes vehicles.

In 2019, in what we consider to be one of our most significant achievements to date Valens technology was selected by the MIPI Alliance, the well-known standards association, as the basis for their new high-speed in-car video connectivity specification. With our standard-compliant chipsets which will be shipped to selected customers before the end of the year we are now working closely with leading OEMs and Tier 1s on deploying our technology into their next-generation car models. This represents a huge business opportunity and opens the door for massive growth over the coming years.

Whether it be for infotainment applications, advanced driver assistance systems, or future autonomous driving our connectivity solution is a pioneering technology capable of transmitting massive amounts of data at ultra-high speeds, with zero latency while using the lowest-cost harness infrastructure. And over the coming years, this will be a massive business opportunity for the company.

We have a very strong Board of Directors led by our Chairman Dr. Peter Mertens an extremely well known and respected figure in the automotive industry, having fulfilled executive roles at Volvo, GM and Mercedes Benz, and having served on the Board of Audi.

And of course, our executive leadership team brings together industry veterans with a proven track record of success across the semiconductor and communications technology industries.

Daniel Shwartzberg:

Thank you for that high level overview of the company Gideon. I'd now like to turn things over to our CFO Dror Heldenberg to walk you through our Investment Highlights.

Dror Heldenberg:

Why invest in Valens? There are several reasons.

First we are a leader in disruptive connectivity technology in two very attractive markets. Our DSP-based connectivity technology is unmatched in speed, performance and distance. As Gideon mentioned, we provide a unique solution capable of seamlessly transmitting the unprecedented volume of data required by the vehicles of the future.

Second, we are an established company with a track record of market leadership and remarkable customer wins. We have shipped more than 28 million chipsets to date partnered with all of the audio-video industry’s major players, and our chipsets are already on the road in Mercedes cars.

Third we are standard setters in both of our primary markets.

We accomplished this in the audio-video space with our HDBaseT technology,,,,,,, and now we’re doing it again in automotive with the new MIPI A-PHY standard. Thanks to our Innovation and technological excellence,,,,,, we are able to set standards as a go-to-market strategy, this gives us a significant first-mover advantage, and we expect it to translate into very strong growth in the years ahead.

Fourth our serviceable addressable market in Automotive is large and fast-growing. We are perfectly positioned to capture the demand for high-speed connectivity solutions that can support infotainment, ADAS and eventually autonomous driving applications.

Fifth our established Audio-Video business is experiencing favourable industry trends as there is a growing demand for long-reach, high-resolution connectivity in video conferencing, hybrid-education, robotic surgery, remote diagnostic medical equipment, industrial PCs, transportation signage, and more.

Finally, our business operates with a compelling financial model, supported by high gross margins and strong near-term and longer-term revenue visibility.

Now I’d like to walk you through each of these highlights

So what is so unique about Valens technology? Simply put, we believe we have one of the best high speed, long reach digital connectivity technology solution. Connectivity can – and has - become a bottle neck for the deployment of new electronic systems.

The typical pain points that exist in other legacy solutions are all solved by Valens products. In automotive, for example, these pain points include insufficient bandwidth to support the growing data processing requirements, the ability to ensure flawless link quality in the harsh electromagnetic environment, and the physical space limitations within the vehicle to house more electronics and cables.

Our chipsets work over simple, cost-effective wiring infrastructure and drive different protocols simultaneously at multi-gigabit bandwidths with zero latency and no errors. Valens chipsets today can support industry-leading link speeds of up to 16Gbps without the need for any compression. Through this approach, systems designed around Valens chips benefit from efficient implementations and lowest total system cost.

You can see how it works in this illustration. Our unique capabilities allow us to simultaneously converge various data protocols over a single long-reach link using simple wiring. All this enables us to provide the most optimized high speed digital connectivity solution for any application. This is a unique value proposition that no other technology can match, and that the market truly needs. For example, the automotive industry, has been suffering from insufficient bandwidth and an excess of electronics and cabling. On top of that, it now faces new safety-critical requirements that demand the next generation of in-vehicle connectivity . Valens technology addresses exactly all these needs and will accelerate ADAS enhancements leading to autonomous vehicles.

Our technology has been validated, on a consistent basis, by key players in our primary industries. In Audio Video, our chipsets are deployed in products manufactured by technology leaders like, Crestron, Logitech, Extron. Panasonic, and Epson. Having created the HDBaseT standard, we now command the market-leading position for long-range high-speed audio and video connectivity.

You can see here some examples of the broad range of applications that benefit from our technology – and these are just some of the products that have been released to the market in the last few months. From video conferencing to home entertainment, outdoor TV’s, projectors, and cameras, our chipsets are simply everywhere.

Our technology has also been validated in the Automotive industry by OEMs and Tier-1 suppliers. We’re currently on the road in Daimler cars as they use our technology for the infotainment systems of their S-Class, C- Class, and all electric EQS, with plans to deploy this solution in most of their models in the near future. Our two companies are deepening our partnership, collaborating on multiple next generation platforms that will handle the vehicles’ ADAS and infotainment systems. The value of these contracts is expected to yield several hundreds of millions of dollars.

We sell these solutions through a number of automotive Tier 1 suppliers including Continental, Harman, Molex, and Bosch, market leaders in their field and with whom we have build close working relationships. Another example of how our technology is being used to solve real-world problems is shown here.

Not long ago, we were approached by a truck technology company, who presented us with the challenge of rear-view visibility. While it’s easy to use the rear-view mirror of a car to see what’s happening behind you, for a truck driver there is basically no rear-view visibility at all. And unlike with cars, cameras can’t solve this issue in trucks, because the trailer is too long and the existing wiring quality is too low for existing solutions to support such connectivity. This leaves millions of truckers around the world in a dangerous position, not to mention all the cars and pedestrians surrounding them.

This is exactly where our technology excels – long-distance, high-quality connectivity over the simplest wiring infrastructure, which in this case means, we operate over the existing tractor-trailer wiring. Our partnership with this company will save many lives, and is already expected to generate considerable revenues while enabling us to establish a foothold in the profitable, high-margin truck market

Let's now discuss a unique part of our story - our company's ability to set standards. As far as we know, Valens is the only company that has been able to define industry standards twice, in two different markets.

From the very beginning we realized that in order to lead the audio video market, we had to have our technology become an industry standard. And as such, in 2010, we co-founded the HDBaseT Alliance, which has grown into a mature organization with approximately 200 member companies. This strategy proved itself, and today we are the market leaders, our technology is the industry standard for long-reach digital connectivity, and it has been adopted by all major players in the industry.

We followed the same strategy in Automotive. When the cross-industry MIPI Alliance organization set their sights on creating a new standard for high-speed video connectivity in automotive, we competed with many larger incumbents in submitting proposals. Ultimately, our superior technology was chosen as the baseline for the new MIPI A-PHY standard which provides us with a substantial first-mover advantage in bringing products to market.

The standard was recently validated by the IEEE standards association when it adopted A-PHY in full as one of its own automotive standards. Of course, this will boost the market adoption of Valens products. We are privileged to have a superior technology that enables us to set standards as a go-to-market strategy, in every market we operate in.

Following the release of the A-PHY standard there is incredible momentum building within the industry, as more and more companies integrate A-PHY into their systems. And as the standard setter for the MIPI Alliance, we are at the center of this ecosystem. Two examples of companies that we are working closely with and who have publicly announced their support for this standard, are Mobileye and Sony.

Valens is uniquely positioned to provide the underlying connectivity solution in every sensor requiring an A-PHY link.

This is why we are so confident in our ability to capture significant share of the growth forecast for the automotive connectivity market.

We asked selected partners to explain, in their own words, the value that Valens brings to the automotive market - why these industry giants and cross-industry organizations have partnered with our company for their connectivity solution. Let's hear what they have to say.

MIPI Related testimonials:

Ziv Aviram, Co-Founder, Mobileye:

As a co-founder and former CEO of Mobileye, it is clear to me that the transmission of the high bandwidth data is escalating fast and has become a real challenge in the noisy environment of cars. Valens and the MIPI A-PHY standard are the solution to transferring high-speed data and protecting it from errors. And they can do it while reducing total system costs. Knowing the company and the management, I'm excited to watch as Valens continues to impact the automotive industry.

Leonid Smolyansky, VP SoC Arcitecture, Mobileye:

Obvious winners are ADAS SOC vendors, SerDes vendors, Tier 1s, and so on.

Junichiro Azami, Automotive Business Division, Sony Semiconductor Solutions Corporations:

This will be a perfect match to our sensor evolution.

Ariel Sobelman, SVP Corporate Development, Valens:

The time of proprietary solutions or legacy solutions is really sunsetting.

Dror Heldenberg:

And the momentum continues. The latest example is a press release issued last week about our partnership with Sunny Optical, a leading manufacturer of automotive camera modules.

Daniel Shwartzberg:

Thank you Dror, in the upcoming section, we're going to be taking a deep dive into our two primary markets - automotive and audio-video - to find out what the future has in store. I'd therefore like to introduce the heads of these business units - Gideon Kedem of automotive and Gabi Shriki of Audio-video - to walk us through. Gideon - let's start with you.

Gideon Kedem:

Thanks Daniel. There are three key drivers for our large and growing automotive market.

First – the ever-growing need for high-speed data processing in the vehicle.

Second – the desire for a more simplified car architecture.

And third – the ongoing migration to ADAS in the short and mid-term and Autonomous Driving in the long run, which requires an industry-wide rethinking of in-vehicle infrastructure and safety.

Let me now expand on each of these, and we'll begin with high-speed data processing.

The amount of data flowing into and within the car today has resulted in enormous bandwidth requirements. This bandwidth is expected to grow exponentially in the coming years as cars increasingly resemble data centers on wheels.

As a result, a robust in-vehicle networking solution is required to distribute this data. And this is exactly where Valens’ chipsets come into play.

To keep with the data center analogy, Valens is doing to automotive precisely what Mellanox, now part of Nvidia, did to data centers.

Lets hear what Eyal Waldman, Mellanox founder and CEO as well as a new PIPE investor in Valens has to say:

Eyal Waldman, Mellanox Founder (acquired by Nvidia):

As the founder and former CEO of Mellanox Technologies, I know the importance of utilizing data. Data is the basis of our future life. In order to utilize data, you need to store, retrieve, compute and manipulate data. Connectivity is the basis technology for doing all of that, for making data work for you. As an entrepreneur, I've invested in Valens, a semiconductor company based in Israel, because I believe in the team, and I believe that their technology solutions will drive the ADAS and the autonomous market.

Thank you, Eyal.

Gideon Kedem:

With our connectivity solutions, Automotive OEMs ensure that safety-critical data is transmitted over high-speed, error free links, with zero latency, which is crucial for delivering on the promise of ADAS and autonomous driving.

The Second key automotive market driver is the need for a simplified car architecture

As shown in this illustration, car architecture has been pushed to its breaking point as legacy solutions are not able to accommodate current and future needs.

Why? because existing solutions are limited in terms of bandwidth and performance.

 In addition cars have simply run out of physical space to add more cables, connectors and devices.

You may be surprised to learn that the harness is typically the third heaviest and most expensive element in the car after the chassis and the engine. It weighs in at around 60 kilograms and it includes 3-5 kilometres of cabling. Valens’ solutions give OEMs more for less by providing double the bandwidth over a simpler unshielded wiring harness.

As a result our solutions significantly reduce the wire harness costs, cut down on complexity, reduce power consumption, and facilitate the industry transition towards zonal architecture.

I would like to share with you a few words from our partners at APTIV, a world leading automotive Tier 1, who is bringing innovative solutions to the market with their Smart Vehicle Architecture platform.

Martin Bornemann, APTIV testimonial Video:

Hello, my name is Martin Bornemann. I'm working for Aptiv as the global director for advanced architecture, sensing and compute. Aptiv is an automotive Tier 1 company developing and producing electronic and harness products. We are currently developing a new zonal based vehicle architecture. We call it smart vehicle architecture in order to address the growing complexity in vehicles and the new requirements on road safety like the GSR-2 from the European Commission. One result is that the number of camera and radar sensors will increase significantly in the near future. We are working with Valens on their MIPI A-PHY technology in order to address these requirements from the market. This technology allows us to realize the necessary harness technologies with lower costs compared to other interface technologies. And it is also a way for us to replace other proprietary solutions with one IEEE standard. Valens is an important partner for Aptiv for the future of vehicle architecture solutions.

Gideon Kedem :

The third, and most dominant market driver is ADAS and autonomous driving, which require a multitude of sensors to be integrated into vehicles.Not all sensors are created equally, but all sensors can now be connected equally, which is what makes Valens a key enabler for ADAS and autonomous driving, With the automotive industry focused on providing more ADAS features OEMs have been integrating an ever-growing number and variety of sensors into their vehicles including cameras, radars, and lidars.

Valens chipsets are agnostic to the types of sensors deployed, since they all require, long-reach, high-speed connectivity, and more importantly, error-free-zero-latency to detect and act on safety events within microseconds.

No matter which sensor type gains dominance in the market, the Valens connectivity solution stands to benefit.

So, we know that OEMs have been integrating a growing number of sensors into their vehicles, but is this a trend that is going to continue in the future?

If we want to reach the next stages of autonomous driving it will have to.

As you can see from this table the number of sensors required to meet the industry’s goals is set to grow as more vehicle functionality becomes automated. And that will generate a massive opportunity for our company.

If we look at high-speed links addressing sensors, displays, and infotainment applications which are all relevant to Valens products we see a SAM of $1.6 billion in 2021 growing to $7.6 billion in 2026, representing a CAGR of 35%.

Valens is perfectly positioned to capitalize on the evolution in ADAS thanks to its leadership in the MIPI A-PHY standard

And now – I’ll pass it to Gabi Shriki, Head of Audio Video Business unit

Gabi Shriki:

Thank you Gideon. before I present the incredible growth opportunities in the Audio Video business, I'd like to share with you what some of the biggest brands in this market have to say about what Valens technology has done for their business.

AV Customer Testimonials:

Toshinori Kishi, Vice President Connected Solutions Company,

Panasonic Corporation:

Hello, I'm Kishi from Panasonic. Dear friends of Valens and investors, congratulations on being listed on the New York Stock Exchange.

Valens’ HDBaseT chip has been essential to our projector and professional displays, changing the industry from an old-fashioned analog system to a more innovative digital-based platform.

Our partnership started in the year of 2012,as the first projector manufacturer to embed Valens’ HDBaseT chip, and I believe that this strong partnership will bring further innovation not only to the projector and display industry, but also to the professional AV industry as well. Again, congratulations to your listing, and looking forward to our continued partnership and cooperation.

Yasunori Yoshino, Chief Operating Officer, Visual Products Operations Division, Seiko Epson Corporation:

Our partnership with Valens has been essential for Epson's success in the projector business. The Valens HDBaseT technology is used in Epson projectors targeted for multiple markets, such as education, signage, large menu, etc., and has brought value to Epson's customers as it simplifies audio-video distribution Valens has transformed the aspect of positioning, and the installation of projectors.

Its innovative technology enables projectors to be positioned away from the audio-video sources, which increases not only the flexibility, but also reduces the difficulties and the cost of installation.

Epson has been the market leader of projectors for over 20 years.

Sudeep Trivedi, Head of Alliances and Go-to-Market, Logitech:

Our success has been achieved with the values Valens has brought with its HDBaseT technologies, and we look forward to our ongoing partnership.

The type of technologies that HDBaseT stands for, those are absolutely critical for the type of massive scale deployments that I'm talking about within a company, and all these different use cases. If you look at a typical video conferencing system, there are so many different types of signals that flow through, that need to be deployed. You have one or more displays in the room, typically. You have USB connections to cameras, microphones, speakers. There's ethernet, there's HDMI content sharing. So again, there's so many different types of signals and cables that have to be deployed and managed, so it's really important to use technologies like HDBaseT to streamline your implementation, and otherwise your cost and complexity just goes through the roof. And in our Rally system, that's the main reason we adopted technologies like those, and the reception from customers has been absolutely fantastic. They love the capabilities that it brings, where you can combine four, five, six different types of signals into a single cable, run it through long distances, so what that means is less number of points of failure, your cost goes down, your cost not just for installation, but also for management and maintenance.

So really, those types of technologies are absolutely critical in terms of the massive scale of adoption of video that I just talked about, that customers want to get to enable these hybrid platforms.

Gabi Shriki:

Video conferencing trend has started well before covid, but significantly accelerated during the global pandemic. It is clear to all that it is now expanding beyond meeting rooms into education, medical, entertainment and almost every aspect of our daily life. Our ability to extend high quality audio, video and USB with zero latency over a single cable makes us a key enabler of this new hybrid normal.

Of course, the need for high quality audio, video and USB extension is not confined to traditional Professional Audio Video applications. In response to demand from adjacent markets we have successfully engaged with the leading players in the industrial, medical and transportation markets. All of them require high-bandwidth, zero latency connectivity. The market adoption has been strong – and Valens has quickly become a key supplier for major manufacturers in a variety of new industries.

The great thing about it is that we have captured these markets with little additional R&D investment, simply by re-purposing our existing automotive and audio-video products to address new applications, maximizing our ROI.

Given the unique capabilities that Valens technology offers, we expect these markets and our future products currently in development to boost our revenues in the coming years.

Daniel Shwartzberg:

Thank you Gabi. Now before we move along with our next section - the financials - I'd like to invite all our speakers up to the stage for our first round of questions and answers.

I would like now to give you, our guests, the opportunity to ask any questions that you might have at this time.

And remember, we'll have another Q&A session after the financials to make sure we've covered everything you want to know about the company.

Daniel Shwartzberg:

Now before we move along with our next section, the financials, I'd like to give you, our guests the opportunity to ask any questions you might have at this time. I have with me here on the stage Dror, Gideon Ben-Zvi, Gabi, and Gideon Kedem. So to ask a question, please switch on your microphone. And I would also encourage you to turn on your camera so that we can see you, as well as hear you. And remember, we'll have another Q&A session after the financials to make sure we've covered everything you want to know about the company. Alternatively, you can feel free to send us questions via the chat box. So it's over to you, our guests. I am going to get the ball rolling with some questions that actually have come in through the chat. And the first one, I'm going to hand over to you Gideon Kedem, why was Daimler so early relative to other automotive companies? And will every OEM involve multiple tier one partners to implement so Gideon, over to you?

Gideon Kedem:

Thank you. So, Daimler, as you all very well aware is a leading OEM, and is a very high standard OEM who is looking for the best technology they can find. You are probably aware of the slogan of Daimler the best or nothing. And when they started to put together the vision of their MBUX infotainment system, they were looking for a partner who can give them the unique capabilities that required to support such a system. We're very proud they've selected us as the connectivity infrastructure for this advanced system, as you have seen in the short video clip that we have showed you. And I think that they are very happy with the selection that they have made. I think the second question Daniel was a bounce off,

Daniel Shwartzberg:

do you think that every auto OEM will involve multiple Tier-1 partners in every presentation?

Gideon Kedem:

So usually, in the automotive industry, this is, I would say, a common practice. For each project for each platform, the OEMs are working with several Tier-1's. This is giving us also an opportunity to engage with new customers and we are very well organized and positioned to manage those relationships like we have demonstrated, in the case of Daimler where we work with four different tier ones to support the project.

Daniel Shwartzberg:

Thank you. Okay, another question to you. And then we'll see if there's any live questions coming in. Is Valens opportunity stronger in the electric vehicle or hybrid segment, given the focus on cable weight to extend range?

Gideon Kedem:

Yeah, absolutely. Electrical vehicle is a significant opportunity for Valens. I wouldn't necessarily say that it's bigger than the regular market, but it's definitely a growth area for us. We are working closely with a few electrical vehicle manufacturing's both in Europe, US and also in China, as you're aware, there are several new electrical vehicle OEMs who are evolving there. And they have recognized the unique advantages we can bring them as they are setting up the new architecture, which is requiring to optimize the electrical vehicle. And definitely this is a significant part in in our growth plan.

Daniel Shwartzberg:

Okay, so just one more question actually from Suji Desilva from Roth Capital, as were the first two. I think this one actually we're going to give to you, Gabi Shriki. What are the synergies with existing AV products and the emerging automotive products?

Gabi Shriki:

a great question. These synergies are already happening. And it goes both ways in both directions. We actually took the VA6000, which is an automotive semiconductor product, and we repurposed it we tailored it to work for the audio video market. We use it as a USB extension for USB web cameras. And that has been a great success. But I believe it will be also in the reverse way, where audio video products will find features in the audio video products will find its way into the automotive world. And in fact, the very essence of the engagement in automotive started with the audio video products shown as capabilities to Daimler when they selected us, as we look forward a few years down the road, we expect the autonomous driving cars to have the same living room experience we want to have the same living room entertainment experience. So the audio video features that we today provide for the residential market, for example, will find itself into the automotive cars.

Daniel Shwartzberg:

Okay, thank you very much. We have some more written questions in the chat. But before we go to those, I would once again encourage our guests here to come off your microphones, switch on your cameras. And please, I'll give you a few moments if you'd like to address us directly now.

Okay. So we do have a lot of questions coming in the chat. So I'm going to stick with those Vivek Arya of Bank of America securities is asking how do you see the competitive landscape in the auto market? And what can you do to maintain your market share? So once again, I think we'll start with you, Gideon Kedem.

Gideon Kedem:

Yeah, So definitely, automotive is the market that many companies are going after. And there is competition everywhere. I would say that, if we focus on the growth area of Valens, which are the asymmetric links, where we are deploying the A-PHY technology, we see two main competitors. One of them is TI and the second one is Maxim that was recently acquired by Analog Devices. How do we differentiate versus those two competitors? First of all, on the technology side, our core technology is digital. It's based on a DSP. And the ability of us to scale up our technology is much more significant than our competitors who are based on analog technology. So I would say if you look at what the industry is requiring for the high speed links, which is connecting sensors to ECU, you need high bandwidth, you need zero latency and you need error free links, the bandwidth the scalability of the bandwidth is much more possible with our digital technology we are deploying today 8-Gig moving to 16-Gig and then 32-Gig in the future, our competitors are struggling to scale up the bandwidth from an electro magnetic interference immunity, we have a huge advantage electromagnetic interference is one of the key challenges for the car industry moving forward if you think about advanced driving assistance systems, moving to autonomous driving, the car environment is very noisy, whether from internal sources or from external sources, that the car is passing through like a cellular phone antennas or a high current voltage which is coming from the outside. So you must have resilience high speed links to make sure that the ADAS systems are immune to internal and external noise. Our technology gives an order of magnitude better electromagnetic immunity, and this is how we are delivering what we call error free links to the customers, this is a huge differentiator versus our competitors. So I would say scalability of the bandwidth on one hand, the immunity to noise and the error free links. On the other hand, on top of that, if you are looking at the huge number of links, which will be deployed in the industry, we are talking about 100 million cars that will be manufactured per year. And each car on an average will have between 6 to 10, high speed links connecting cameras and radars to the ECU, you're very quickly reaching a number of 1 billion high speed links that will be deployed every year. The industry cannot afford to have those links deployed via proprietary technology, the industry requires standard, this is why MIPI have defined A-PHY and we are the first one to deliver A-PHY compatible solution to the market. So I would say on one hand, we differentiate on our technology. On the other hand, we are deploying standard which is essential for the industry.

Daniel Shwartzberg:

Okay, Gideon thank you very much. I'd now like to hand over to Rick Schafer from Oppenheimer. Who would like to ask us a question. floors yours, Rick.

Rick Schafer:

Thanks a lot. Great presentation, guys. Thanks for putting the day together. Really appreciate it. Maybe as a follow on to that I didn't hear you mention anything about sort of the more standard Ethernet competitors that are out there. There are names like obviously

Marvell, NXP, others that are kind of talking about a lot about this particular market segment. So I don't know if you could address that. And maybe any competition you see coming, actually within A=PHY, you know, any other companies you see coming down there. And maybe as a second part of that question, if you could, you know, maybe talk about what like the dollar content opportunity for you guys today and how that evolves as we look forward. Thanks.

Gideon Kedem:

Okay. Well, actually three excellent questions. One with respect to Ethernet, the second one with respect to competition and A-PHY and then the dollar content. So, let me try and address them one at a time. First of all, as you have seen in the presentation, the main growth engine for Valens is the asymmetric link, the A-PHY related products. This is not competing with Ethernet. This is I would say complimentary and can coexist with the Ethernet solution. Ethernet is a symmetric link technology, and it's been deployed to connect ECU to ECU. If you are looking at the asymmetric link radars, to ECU cameras to ECU LIDARs to ECU. This is where A-PHY comes to play. Ethernet cannot solve the challenges of asymmetric of delivering high bandwidth zero latency error free link. This is where A-PHY come to play. And it's not by coincidence that even IEEE have adopted A-PHY as the standard for the asymmetric link. So this is with respect to Ethernet with respect to other competitors in the A-PHY arena. Our strategy is not based on us being the only one providing A-PHY. On the contrary, our strategy is based on other players coming in and making the market bigger, right, we have a head start in this in this area, we are the first one to deliver A-PHY technology. And we will maintain our advantage because of our technology capability because of Valens engineering, because of Valens’, I would say, proven technology and proven experience that we had in the audio video world that we brought into the automotive. Of course, other players in A-PHY will eventually cause that our market share will be smaller, but we will have a smaller market share of a much bigger pie. And I would summarize that saying we do not fear competition. We encourage that we have a head start and we have a technology advantage. And we are our strategy is to grow the overall A-PHY pie such that our part in it will grow significantly as well. What was the third question? Dollar value? Dollar value, yes. So as I said earlier, if you kind of round up the numbers, you're looking at about 1 billion links. On average, right? If you take 100 million cars, 6 to 10, high speed links, you're very quickly getting to 1 billion links, which means 2 billion chips, which means a sum of between $8 to $10 billion, right? This is the total SAM that we are looking at into the future. If we are taking 10% to 15% of this SAM, then it's a huge step forward for Valens and we can become a $1 billion company via this growth engine.

Daniel Shwartzberg:

Perfect. Thank you very much. Good. I just like to remind you all of course, that we will have more time for questions that focus probably more on the financials after Dror has gone through that in detail next, but Rick Many thanks for joining us for sharing those questions with us. I would now like to invite Tore Svanberg from Stifel Nicolaus, please to go ahead and ask your questions.

Tore Svanberg:

Yes, thank you very much. And thank you again for hosting the analyst day. I had a related question to Rick's on the content. So how does the math work with the sensors? Because you know, you mentioned you're agnostic to sensors, but sensors are going to increase over time. So how does the work? How does the math work with your chipsets? Will you be able to handle you know, more sensor per chipset? And does it really matter? Price-wise, you know, what types of sensor whether it's LIDAR, radar optical and so on.

Gideon Kedem:

Okay, so I think without getting too much into technical details, we are looking into the next generation of the A-PHY product to address some of those multiplications that you have mentioned, but if we just look at the numbers in a more simplified way, each of those sensor whether it's a radar, a camera, or a LiDAR, need a transmitter, right, the video needs to be transmitted to the ECU. So if you think about it, you know we are talking to OEMs about use cases that includes 24 cameras and 12 radars in one car. Of course this is the high end car right but you know the lower end car will follow and if they will not have 36 sensors, they will have 10 or 12. I think that the average number that we are considering in our business plan of 8 to 10, 6 to 10 high-speed links in a car is very, very conservative. So each of those sensor requires a transmitter. And then in the ECU side in the receiving side, you need a receiver. And each of these high-speed links, potentially, is a two-chip opportunity for us. In some cases you can aggregate. So maybe it's a one and a half chips, depending on the architecture. But the numbers are very, very significant.

Tore Svanberg:

Very handful. Thank you very much.

Daniel Shwartzberg:

Thank you for your question Tore, I think we have time for maybe one more question. I'd like to actually address this one that came in in the chat to you Gideon Ben-Zvi, Valens CEO, how as a small company, are you able to handle two business units in parallel?

Gideon Ben-Zvi:

Well, these two technologies are really synergetic one to each other. It's not only the technology, that say A-PHY actually and HDBaseT are both based on long-reach connectivity on the PHY, on the connection between the physical layer and taking the DSP to take the physical layer to the next stage. So this is the technology base, this is a technology that both markets are based on. But if you look on the market themselves, they're not as remote, they might look to some of these in the future car. The future car will be quite autonomous, and the future car will be quite an entertainment environment. And a lot of technology that we are developing for AV will find their way to the automotive and as you see vice versa. And vice versa, meaning that we already sell the VA6000 special version for the audio video. And there are some things to come in the future, which we are quite aware already in the MIPI A-PHY, it will find its way to some of the applications that will require a low latency, high speed connectivity over wires, and we see that this synergy is just going stronger and stronger.

Daniel Shwartzberg:

Thank you very much Gideon. Okay, actually, we do have another question from Michael Filatov. From Berenberg. Michael, please go ahead.

Michael Filatov:

Hi, thanks for taking my question. Just two really, the first one is around, you know, sort of quantifying the benefits you provide say Daimler in terms of weight savings, cost savings, you know, reduction in sort of wiring, any kind of quantification of that would be great. And then second, just you know, do you have line of sight to expanding beyond infotainment in Daimler, what timeline you see expanding to safety or other use cases within the architecture?

Gideon Kedem:

So, first of all, as you can imagine, we cannot disclose too many details about what is happening exactly inside the Daimler and what is the exactly cost saving or other related things that we have done for them. But you can imagine that this is significant. And the proof that this is significant is that Daimler is not going with us only for one generation. Right. We have recently been awarded for also the Gen. 25 by Daimler. So, Daimler is moving forward with us to the future, which I think is an indication that we brought them significant advantages. What was the second question?

Daniel Shwartzberg:

In terms of what other beyond infotainment use case,

Gideon Kedem:

Of course and moving away from infotainment, our focus is on ADAS advanced driving assistance systems. And similar to engagement we have with other OEMs, we are talking to OEMs and Tier-1's in Japan, in Korea, in China, in Europe and in the US. Of course, Daimler is also one of those OEMs, that is very interested in A-PHY, we will be delivering to all our customers engineering samples of our A-PHY product family in December this year, so I'm sure Daimler will be one of the first one who will be receiving those and testing them for their future needs.

Daniel Shwartzberg:

Okay, so thank you all very much for now, for your questions. As I've said, there'll be plenty of time at the end. But now for our last session, the financials, Dror, I'd like to invite you back on stage to take us through it.

Dror Heldenberg:

Thank you. I spoke earlier about our compelling financial model. On this slide we provide some of our financial highlights.

While we are already an established business, we expect to be a significantly larger business in just a few short years. We look for our overall revenue to grow at a 48% CAGR from 2021 to 2026 to $482 million. In 2026, we forecast strong profitability metrics with a 64% gross margin and 42% Adjusted EBITDA margin.

We already have 100% of our 2021 revenue forecast of $69 million booked and we expect to reach breakeven by 2024 without requiring any additional capital beyond the proceeds raised in this transaction.

We project our Automotive business to post a 109% revenue CAGR from 2021 to 2026 to about $280 million in revenue supported by the deployment of our 2nd generation automotive products. These VA7000 products which comply with the MIPI A-PHY standard target ADAS applications for sensors and high-resolution displays connectivity.

We also look for our Audio Video business to double its revenue over the next few years based on the market trends we described as well as new product introductions that are expected in the next 2 years.

Before I get into the details of our business plan, I would like to share with you June quarter highlights. I feel it’s a great demonstration of how established we are in our markets, how quickly we’re expanding, and most importantly, how much potential we have for future growth. We are very pleased to report revenues of 17.5 million dollars in Q2 2021, which represents an increase of 9.2% from the same quarter of last year. Our gross profit and gross margin hit 12.5 million dollars and 71.2%, respectively, compared to 12.7 million and 79.1% in the second quarter of 2020. This was primarily due to the increase in automotive revenues, which have lower gross margins than audio-video products.

We achieved a new record with bookings of 35.3 million dollars during the quarter, an increase of 200% from the second quarter of 2020. This drove a book-to-bill ratio of 2 in the quarter. We have a very robust orders backlog of 56.5 million dollars at the end of June 2021. The $38 million dollars revenue that we are projecting for the second half of 2021 reflects an increase of 24% compared with the $30.8 million dollars reported for the first six months of 2021.

We're starting to see an impressive growth from our automotive business as our products are on the road in mass production; while the numbers are still small, they're very promising. Revenues from this business were 2 million dollars during the second quarter representing 11% of the company’s total revenue, an increase of over 400% from the second quarter of 2020. We're proud to have been able to raise our 2021 revenue guidance to 69 million dollars, up from 67 million. Our balance sheet remains strong with cash, cash equivalents and short-term deposits of 52 million dollars and no debt.

I would also like to touch on a few of the operational achievements we reached in Q2.

The latest audio-video chipset family, the Valens Stello, was released to market and embraced by leading industry players, with over 30 customers in product development and integration, and with dozens of products expected to be in the market by year-end.

On the automotive front, Valens' first-generation VA6000 automotive chipsets are now in mass production and on the road in several car models. IEEE adopted the MIPI A-PHY standard, which is based on Valens technology, as-is to be one of its own automotive standards.

We marked the successful bring up of Valens' next-generation automotive product, the VA7000 family, which is the industry’s first MIPI A-PHY compliant chipset in the market.

And, perhaps most importantly, sampling of the VA7000 chipsets is expected to begin later this year with delivery to more than 15 potential partners including leading automotive OEMs and Tier 1 suppliers for evaluation of the technology into their next-generation platforms.

Looking to the future, let me share our strong revenue growth projections for both business units. For the audio video business through 2023, our revenue projections are based on existing customers and products.

In addition, for the first time in 2021, Valens introduced a system level solution for the extension of video conferencing peripherals, which has a much higher ASP.

This solution was developed together with one of our leading customers, and we are already starting to see an impressive demand for this product which we anticipate will grow further in the years ahead.

Similarly, in the automotive business, most of the projected revenues are derived from our existing customers, our existing VA6000 product and existing contracts. I just mentioned that our 2021 revenues are fully covered by backlog, and I also want to highlight that as of today, more than 40% of our $83 million dollars revenues projected for 2022 are already covered with backlog.

In 2023 we will reach full ramp-up at Daimler, across most of their car models. With each vehicle generating about $20 dollars of revenue to Valens, this equates to roughly $35 million dollars of annual revenue.

Additional revenue will be generated starting from 2022 based on our contract with the truck company. This company plans mass production with our products at the beginning of 2023.

With respect to the later period of 2024-2026, we see the revenue growth coming from the following factors:

In the Audio Video business, we continue to see the growing demand for video extension in the market as well as the impact of new products being introduced during 2024.

These include a chipset supporting USB 3.2 extension to address the growing proliferation of USB devices,

and a chipset supporting HDMI 2.1 for 8K resolutions, with Valens once again spearheading the rollout of the very latest technologies for the audio-video distribution market.

Let's now look at the automotive business for the same period. We forecast the Daimler relationship being further cemented with an additional chip release, the VA6003, a derivative chip of the VA6000, which is now in advanced development phases and has already been selected by Daimler for its next generation of cars. As we are already in discussions with several EV manufacturers regarding this product, we expect additional customers to adopt this advanced solution for their ECU-to-ECU connectivity.

In addition, we expect that our MIPI A-PHY compliant product – the VA7000 chipset family - will gain significant traction in the industry. With a strong pipeline of approximately 15 automotive partners currently evaluating and integrating Valens A-PHY solutions, we expect that in the next 18 months Valens will have an additional two design wins based on these advanced products that will reach to mass production in 2025/2026.

These design wins will trigger the significant growth of our automotive business to the point that in 2026, the lion’s share of the company's revenue will be generated from automotive. You may be asking yourselves how much market share does Valens anticipate winning with our VA7000 chipsets for ADAS applications during 2026. Given the long deployment cycle, our model assumes approximately 10% market share of high-speed sensor connectivity in this year. Over time with the growing demand for higher bandwidths we assume a faster ramp-up and expansion into additional ADAS applications.

Now let’s talk on our gross margins and adjusted EBITDA. In 2021, most of our revenue will still come from our high margin Audio-Video business.

As our product mix evolves, we will likely see some expected erosion in our gross margin, but we still believe that in 2026 our gross margin from our operations will be 64%.

As I previously mentioned we identify huge opportunities in the two markets we serve derived from: The need for more video conferencing applications in the audio video and the need for high-speed video links for ADAS applications based on the MIPI A-PHY standard.

As a result, in the next three years we intend to invest a significant portion of the deal proceeds in the development of new products to enlarge our portfolio. And starting from 2024 we plan to reach breakeven, and by 2026 we intend to operate with an EBITDA margin of around 42%.

This slide summarizes our financial model in a P&L format.

As I mentioned in the previous slide, the proceeds of the deal will serve to expand and accelerate the development and commercialization of the company’s product offerings in audio-video and automotive. All proceeds are intended for internal use,,,,, with no intent to distribute dividends to shareholders or for any share buyout from such proceeds. The company enters into the transaction with a strong balance sheet, we expect to have working capital of approx. 45 million $ at the closing date, and as you can see from the graph - the cumulative loss of the company until the breakeven point is significantly lower than the proceeds we intend to raise in this deal, even assuming a high redemption rate.

Here we lay out the operational benchmarking relative to other well-established semiconductor companies. As you can see, in terms of revenue CAGR, Valens exceeds the industry median, reflecting the high-growth potential that the company has in the audio video and automotive markets. With respect to gross margins, which as you can see exceed 60% - Valens aligns well with the leading companies in its peer group. To summarize, our model can be validated by short-term forecasts based upon our tangible existing business.

This should provide a high level of confidence in our valuation and we believe it will encourage the investor community to appreciate the potential return on their investment in Valens.

The next few slides provide an overview of our business combination with PTK,

As you are all aware, the company will be listed through the business combination with PTK on the New York Stock Exchange. Valens pro forma enterprise value is approximately $900 million, which implies a 7.5x enterprise value to 2023 revenue multiple and a 1.9x enterprise value to 2026 revenue multiple. The total amount of proceeds raised in this transaction is expected to be $240 million. That includes the $115 million of cash held in trust by PTK today assuming no redemption, as well as a $125 million fully committed ordinary share PIPE at $10 per share. The company does not assume any additional capital raise until it achieves positive cash flow.

In terms of the ownership structure, as of the deal closing date, Valens shareholders will own roughly 75% of the combined company, with PIPE shareholders holding roughly 12% of Valens outstanding shares. The existing PTK public shareholders will own approximately 11% (assuming no redemption), and PTK sponsors will have approximately 2% of the company including shares subject to vesting.

On September 30, Valens will become a publicly listed company on the NYSE under the symbol VLN. All Valens existing shareholders will retain their stake in the company. There will be a six-month lockup for shares held by Valens existing shareholders. And importantly, from the PTK sponsor side, 35% of the sponsor shares will be unvested at the time of the merger, and will vest upon hitting certain share price milestones.

And finally before our closing Q&A session, I’d like to share with you where we are in the De-SPAC process –

On May 25th 2021 – we signed the business combination agreement with PTK and announced the deal.

On June 17th, we filled the first draft of our F-4 registration statement.

Remarkably, within only one cycle of comments from the SEC, on Aug 27th the F4 was approved effective.

We determined Sept 7th as the record date for PTK’s shareholders and,,,,,

PTK will hold its shareholders meeting on September 28th to approve the deal,Two days later, Sept. 30th we expect the listing day of Valens on the NYSE.

Daniel, back to you.

Daniel Shwartzberg:

Thank you, Dror. Well, that concludes today's presentation. But we've left ample time for questions as we know, we've provided you with a lot to digest. So at this point, I'd like you to turn your mics back on turnover to you, our guests and to give you the opportunity to ask questions again to our presenters Dror, Gideon Ben-Zvi, Gabi, and Gideon Kedem, who will be happy to dive deeper into any areas you like. Just to remind you to ask a question, we'd love it if you could unmute your microphone and turn on your camera. So I believe we already have our first question from Suji Desilva from Roth Capital Partners. Suji. Please go ahead.

Suji Desilva:

Great presentation today. First one talking about the automotive market and the ability to sustain the gross margins you projected. I know the automotive market is notorious for trying to price down their vendors. So I'm curious, will you be doing cost downs in your chip roadmap to be able to maintain your margins? Is that part of the plan here? Thanks.

Dror Heldenberg:

So thanks for the question. So definitely, as part of the design will always rethink about our design forecast. So we plan the design in order to achieve the target gross margin that we have for our product, which we assume at this stage will be between 50 to 55%. And obviously, over time, we start to play you know, with the with the cost of the device, in order to achieve this, this price and this gross margin that we anticipate. And in the model. Indeed, we put 50% gross margin for our automotive, which we believe at this point is a conservative margin compared to what we say and believe we will be achieved over time with this VA7000 product.

Suji Desilva:

And then my follow up question is really around the number of units you have per car potential. It sounds like there are products that are coming into the pipeline that will expand your unit SAM, for autos, maybe you're talking about the products you'd have today, and how many units of SAM you have placed into the car. And then it sounds like the products that are coming in to really kind of take that up. So I'd love to get a sense of how that grows in the next two, three years.

Dror Heldenberg:

Yes. So it basically goes back to the question about the content per car. So I think that we need to distinguish between what we call the symmetric links. So the same part that we serve today with Daimler, and the VA7000 which will address the MIPI A-PHY or the ADAS application within the car. So as of today, as we mentioned in the presentation, today, we sell something like four chips to Daimler, which equates today to $20 per call. And if we assume that we will be able also to gain the ADAS connectivity within the car. So as Gideon mentioned, we talk about 10 links per car. And if we assume that we have two parts per link, we have the transmitter and the receiver. We are talking about a budget of $8 per link. So if we assume 10 links per car, on average, we're talking about an additional $80 that together with the $20 of the ECU to ECU connectivity, or the symmetric connectivity can easily get to $100 per car.

Daniel Shwartzberg:

Thank you very much, Suji. Gabi, I'm ready to go to the chat here. Gabi Shriki, what has been the impact of the pandemic on your business?

Gabi Shriki:

Great question. So COVID definitely impacted the business at the very beginning, obviously, negatively, but quite fast, also positively. You all, and as we do now use video conferencing platforms like zoom or teams, and the video conferencing went way beyond meeting rooms, obviously. And we see the growing demand for audio video peripherals that goes along with this web conferencing systems. I'd like to give you another vivid example where this COVID impacted positively on our business. And this is a business that we do with a medical company out of Germany, which builds ventilation machines, obviously very much needed in these days. And those machines include our VS2000, our second-generation products, in there. So this demand for audio video in low latency high quality is much in need. And I think that this will continue to grow as we move forward.

Daniel Shwartzberg:

Thank you very much. Some more questions from Vivek Arya Bank of America Securities have come in through the chat. The first one to you Gabi. Once again why is audio video sales growth decelerating to only 10% in 2022? Okay, just a minute I actually getting information in my ear Vivek I believe you'd like to ask them yourself. So that would be great. I apologize for taking the floor from you. Please go ahead.

Vivek Arya:

No worries at all. First of all, thanks to the Valens team for a very informative event. And let's say, and that was really my first question just because even if we look out to 2022, since audio video is such a big part of the business, and we see the growth rate kind of even decelerating into somewhere around 10%, but then reaccelerating, again in the following year, so I was just hoping if you could Gabi maybe give us some more details around that. And then I had a follow up, please.

Gabi Shriki:

Right. So there's a couple of assumptions that we took when we built our forecast moving forward. In the next couple of years, we have based it on existing products, our projection is very solid bottom-up analysis, based on existing products. As you have heard through the presentation, we are actually leveraging products from the automotive business unit as well for the audio video applications. So this helped us grow. And in the last year, it was a fast growth as we came out of COVID. And over time, we expect to around this 10% and slightly more. And this is our assumption beyond 2024. When we look at 2024 to 2026, we are also assuming our next generation products, we are building two great products, one of them is USB 3.2 extension solution. And the other one is HDMI 2.1, also known as 8k solution, these will be much in demand starting 2023 and beyond.

Vivek Arya:

Thank you. And for my follow up, I believe Dror you mentioned your very good visibility into the back half of this year. At what point, do you get that similar level of confidence about 2022 or so.

Dror Heldenberg:

So, you know, as we mentioned in the presentation, as of today, we have more than 40% of our $83 million forecast for next year. I think that we have never been in such situation, you know, we believe that towards the end of this year, most of the expected revenue for next year will be you know booked. And today, it's mainly defined by the extended lead time that we see in the market, we see more and more customers that are now accelerating their purchase orders. And that's one of the benefits of this COVID-19. Because today we get much better visibility into our business in 2022. So, you know, I think that by the end of this year, we will have the lion's share of the revenues that we project for next year.

Vivek Arya:

I said the last one actually I do have a follow up with if I may. Are you implementing any non-cancellable non-returnable type programs like many of your peers in the semiconductor industry, and then what's kind of the structure of those kinds of relationships and what happens if your costs go up, what's the ability that you have to pass on any increase and cost structure.

Dror Heldenberg:

So in a way, you relate to the shortage that we see in the industry. And obviously, when there is such a huge storm in the market, everyone is being affected, including Valens. And the implication to Valens is the fact that we see extended lead time along the supply chain, which obviously affects our customers. And, you know, at the first time after many years, we are starting to see some increase in prices. And the way that we manage it is one by being more bullish on the purchase order that we placed to our supply chain to our vendors. And we want to make sure that we are getting the right capacity in order to be able to fulfill the demand that we see from our customers. It means from our point of view that we had to extend our lead time to customers. And obviously, part of this situation is to have a very strong and tight communication with our customers by the end of the day, you know at the second half of 2022, maybe the beginning of 2023 this shortage this problem will be behind us but then we will remain with our long-term customers. So communication at this point, explaining the situation explaining why we need to extend the lead time is very important. And by the way, this issue of NCNR with no ability to cancel purchase orders is something that is very common in the industry these days. Everyone understands this. And this is one of the issues that we implement in our purchase orders.

Daniel Shwartzberg:

Vivek, thank you so much for your questions. I'd now like to hand over to Tore Svanberg from Stifel Nicolaus, the floor is yours.

Tore Svanberg:

Yes. Thank you very much. I just have two follow ups. The first one is on R&D efficiency. You mentioned the VA6000 has a separate SKU from the VA6003. as you look at the VS7000 product line, will there be multiple SKUs of that particular chipset?

Daniel Shwartzberg:

Gideon Kedem.

Gideon Kedem:

Yes, I will take that. Yeah. So, so definitely, we are already starting the design of the next generation of the A-PHY product. And we spoke a lot about sensor to ECU connectivity, this is the VA7000 family, we are now designing the VA8000 family, the VA8000 family will be a follow on to the VA7000. It will be supporting not just the sensor to ECU connectivity, but also the ECU to display connectivity. And we also have the next level of bandwidth all the way up to 16Gig. So definitely, we are working with R&D step by step, reusing the core IP that we developed for a certain family and then expanding it and enhancing it for the next family in a similar way to what we've done with the VA6000 to the VA6003. The next step after the VA7000 on the MIPI A-PHY family is the VA8000 family, which as I said is now in design phase.

Tore Svanberg:

Very good and as a follow up question. I had a question on integration of risk. You know, whether it's your chips on the transmit side, on the receive side? How do we feel comfortable that some of that functionality doesn't get integrated into other chipsets in a car? Thank you.

Gideon Kedem:

So as I think, as we said earlier, we are not basing our strategy for not having other competitive solution in the A-PHY arena, right? We believe and we are supporting, the expansion of the A-PHY community, we invest a lot of time in building a strong ecosystem. And as part of that some functions might be integrated. I think this is a good thing that will just stimulate the acceptance of A-PHY and will accelerate the growth of the overall market. We are working with some partners, we've made announcement, for example, with Sony, about working with them on integrating A-PHY into their sensor. This is a good thing, which is accelerating the adoption of A-PHY, making the overall A-PHY pie bigger, and this in this way, accelerating our revenue as well.

Tore Svanberg:

Very good. Thank you very much. Thank you.

Daniel Shwartzberg:

Okay, so I think that covers everything on the chat and live. Thank you all for your questions. That concludes today's session. I would like to thank you, the analysts for participating in today's call, and for your interest in Valens and our technology. I would also like to thank Gideon Ben-Zvi, Dror Heldenberg, Gabi Shriki, and Gideon Kedem, for sharing the insights that we have heard today. You are of course welcome to reach out to Dror at any time for additional information. So until the next time, take care and bye bye.